SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                         AMENDMENT NO. 6
                               TO
                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                COMMONWEALTH ALUMINUM CORPORATION

                ________________________________
                        (Name of Issuer)


                  Common Stock ($.01 par value)
                 _______________________________
                 (Title of Class of Securities)

                           20290410-8
                          ____________
                         (CUSIP Number)



                     Ronald N. Graves, Esq.
       John R. Simplot Self-Declaration of Revocable Trust
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
            ________________________________________
       (Names, addresses and telephone numbers of persons
        authorized to receive notices and communications)



                        December 18, 1997
                  (Date of event which requires
                    filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following box: [ ]


Check the following box if a fee is being paid with this statement:
[ ]

CUSIP No. 20290410-8



1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
          John R. Simplot Self-Declaration of Revocable Trust
          J.R. Simplot, Trustee  ###-##-####










4.  Source of Funds*
          PF 00





6.  Citizenship or Place of Organization
          U.S.


          7.   Sole Voting Power
                    769,000





          9.   Sole Dispositive Power
                    769,000






11.  Aggregate amount beneficially owned by each reporting person
          769,000





13.  Percent of class represented by amount in row (11)
          4.8%


14.  Type of Reporting Person*
          IN

          This Amendment No. 5 amends the Schedule 13D originally filed on September 13, 1995, as amended by Amendment No. 1 to
Schedule 13D filed on October 26, 1995, as amended by Amendment No. 2 to Schedule 13D filed on November 17, 1995, as amended by Amendment No. 3 to Schedule 13D filed on January 4, 1996, and as amended by Amendment No. 4 to Schedule 13D filed on November 12, 1996, as amended by Amendment No. 5 to Schedule 13D filed on February 3, 1997 (the "Schedule 13D") by John R. Simplot Self Declaration of Revocable Trust dated December 21, 1989 (the "Trust"), relating to the common stock, par value $.01 per share (the "Stock") of Commonwealth Aluminum Corporation (the "Issuer").

          The purpose of this Amendment is to report open market sales of Stock by the Trust. As a result of such sales, the Trust ceased to be an owner of 5% of the Stock on December 18, 1997. This Amendment terminates the Schedule 13D filing for the Trust with respect to the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a - b) As of December 18, 1997, the Trust owned 769,000 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares. Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the quarter ended September 30, 1997 (the "10-Q"), the shares owned by the Trust constitute approximately 4.8% of the 15,956,500 shares of Stock outstanding, as reported in the 10-Q.

          (c) In the 60 days prior to the filing of Amendment No. 6 to the Schedule 13D to and including December 18, 1997, the Trust sold the shares of Stock described below in open market sales through ordinary brokerage transactions:


            Sale              No. of         Price per Share
            Date              Shares     (including commissions)

          12/11/97            20,000              16.125
          12/15/97            10,000              15.250
          12/15/97            10,000              14.500
          12/16/97            10,000              14.187
          12/16/97            10,000              14.000
          12/17/97            94,000              14.000
          12/18/97            35,000              14.000



          (d - e)  Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None

          After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.


                              John R. Simplot Self-Declaration of
                              Revocable Trust




                                   /s/ John R. Simplot
                              By ________________________________
                                   John R. Simplot, as Trustee


Date:  December 22, 1997